NR08-20	September 30, 2008

Multiple Gold Intersections Expand ITH’s Livengood Deposit

Drill Highlights include:	MK-RC-0039 25.91 metres @ 3.35 g/t Gold
MK-RC-0043 143.26 metres @ 1.32g/t Gold
MK-RC-0045 123.45 metres @ 1.04g/t Gold
MK-RC-0050 79.25 metres @ 1.16g/t Gold

Vancouver, B.C…….International Tower Hill Mines Ltd. (“ITH” or the “Company”) (TSXV: ITH, AMEX: THM, Frankfurt: IW9) is pleased to announce the latest drill results from the ongoing 2008 resource expansion program at its bulk tonnage Livengood gold project near Fairbanks, Alaska (see Table 1).  The ongoing positive results continue to significantly expand the deposit along strike and at depth with mineralization now indentified at depth to the south into the thick basal sedimentary unit.

Jeff Pontius, President and CEO of ITH, states “Although it is early days in the development of the Livengood deposit, the broad distribution of significant gold throughout the entire host rock package and its striking geological similarities to the large world-class sediment-hosted deposits of Nevada is highly encouraging.  As drilling has extended along strike and to depth the importance of the lower zone of higher grade gold mineralization has increased, suggesting potential for a much larger deposit.”

Drilling continues to significantly expand the Core Zone of the deposit southward.  Results include: MK-RC-0039 (starting at 18.3 metres): 25.9 metres @ 3.35 g/t gold and 57.9 metres @ 1.30 g/t gold and MK-RC-043: 114.3 metres @ 1.32 g/t gold.  These new assays, along with early geochemical arsenic ‘gold-pathfinder’ results, indicate that the Core Zone is extensive and remains fully open along strike to the south and east and at depth.  As the zone extends to the south significant mineralization continues to be present in all units, including the upper plate rocks and the lower sedimentary package.

The 2008 drilling has now defined mineralization over approximately 1.5 kilometres of strike and 500 to 900 meters of width of the Core Zone – mineralization remains open (see Figures 1 and 2).  A midyear NI 43-101 resource modeling analysis has been initiated to better characterize the size and grade of the open ended higher grade Core Zone.  The updated NI 43-101 resource results are expected to be released in early November 2008.

In addition, the Company has yet to follow up on a number of significant drill holes completed in the eastern half of the deposit, which covers a priority target area of approximately 2 square kilometres – MK-08-27: 15.63 metres @ 1.06 g/t gold; MK-08-30: 9.14 metres @ 3.53 g/t gold, 13.42 metres @ 2.31 g/t gold and 42.18 metres @ 1.21 g/t gold.

Table 1

New Drill Result Highlights, Livengood Project, Alaska

(Significant intercepts calculated using 0.25 g/t gold cut-off)

Hole Number	From (metres)	To (metres)	Length (metres)	g/t Gold
Reverse Circulation Holes
MK-RC-0029	Assays Pending
MK-RC-0036	91.44	117.35	25.91	0.72
	121.92	192.02	70.10	0.64
	222.50	259.08	36.58	0.75
MK-RC-0039	18.29	44.20	25.91	3.35
includes	18.29	27.43	9.14	8.59
	59.44	67.06	7.62	4.25
	132.59	190.50	57.91	1.30
	210.31	277.37	67.06	0.53
MK-RC-0041	39.62	70.10	30.48	0.69
	83.82	153.92	70.10	0.74
MK-RC-0043	48.77	80.77	32.00	0.83
	85.34	228.60	143.26	1.32
includes	129.54	137.16	7.62	4.24
MK-RC-0045	80.77	103.63	22.86	1.79
includes	82.30	88.39	6.09	4.60
	109.73	129.54	19.81	0.76
	134.11	257.56	123.45	1.04
MK-RC-0046	53.34	146.3	92.96	0.85
	236.22	266.70	30.48	0.64
MK-RC-0047	188.98	222.50	33.52	0.60
	227.08	262.13	35.05	0.91
MK-RC-0048	204.22	262.13	57.91	0.92
MK-RC-0049	68.58	86.87	18.29	0.54
	182.88	225.55	42.67	0.50
MK-RC-0050	178.31	265.18	79.25	1.16
includes	192.02	204.22	12.20	1.95
MK-RC-0051	147.83	173.74	25.91	0.57
MK-RC-0052	3.05	36.58	33.53	0.85
	106.68	115.82	9.14	1.30
	205.74	249.94	44.20	0.74
MK-RC-0053	109.73	153.92	44.19	0.71
includes	128.02	138.68	10.66	1.23
MK-RC-0054	181.36	251.46	70.10	0.81
includes	227.08	237.74	10.66	1.63
	254.51	323.09	68.58	0.61
MK-RC-0055	88.39	114.30	25.91	0.65
MK-RC-0056	Assays Pending
MK-RC-0057	167.64	182.88	15.24	1.49
	193.55	216.41	22.86	0.76
MK-RC-0058	No Significant Intercepts
MK-RC-0059	Assays Pending
MK-RC-0060	111.25	117.35	6.10	4.14
	163.07	179.83	16.76	0.85
	196.60	228.60	32.00	0.58
	254.51	336.80	82.29	1.10
Core Hole
MK-08-27	36.79	52.42	15.63	1.06

The new gold assays, along with early geochemical arsenic ‘gold-pathfinder’ results (see sections below), indicate the Core Zone is extensive and remains fully open along strike to the south and east and at depth.  As the zone extends to the south, significant mineralization continues to be present in all units, including the upper plate rocks and the lower sedimentary package.  It now appears that the distribution of mineralization may be controlled by the presence of southerly dipping faults and dikes that cross the stratigraphy developing mineralization in all of the units, including the lower sedimentary package, thereby significantly expanding the deposit’s potential.  The lower sedimentary package is increasingly well mineralized.  In addition, the favourable host rocks continue to shallow to the southwest and are projected to begin surfacing a few hundred meters to the south of the existing drill pattern.

Figure 1. Plan map showing distribution of ITH drilling and status of assaying as of September 29, 2008.  Drilling has quadrupled the size of the 2007 drill area, focusing on expanding higher grade Core Zone.  The collars of holes with continuous intercepts of greater than 50 metres width and greater that 1 g/t gold are highlighted.

Figure 2: Section 428925 illustrating the general geology of the Livengood deposit and distribution of gold mineralization.  The histogram on the right side of the drill traces reflects the arsenic content, which has demonstrated a high correlation to gold (note pending holes).

Qualified Person

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release and has approved the disclosure herein.  Mr. Pontius is not independent as he is the President and CEO of ITH.

The work program at Livengood was designed and is supervised by Dr. Russell Myers, Vice President, Exploration of ITH, and Chris Puchner, Chief Geologist of ITH (CPG 07048), who are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core.  Duplicate reverse circulation drill samples are collected, with one split being sent for analysis.  Representative chips are retained for geological logging.  All sample shipments are sealed and shipped to ALS Chemex in Fairbanks, Alaska for preparation and on to Vancouver, B.C. for assay.  ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. is a resource exploration company, focused in Alaska and Nevada, which controls a number of exploration projects representing a spectrum of early stage to advanced gold and base metal discoveries.  The Company’s 100% owned Livengood deposit is an advanced bulk tonnage resource expansion project that is the current focus of its Alaskan program.  ITH is committed to building shareholder value through new discoveries while maintaining a majority interest in its holdings, thereby giving its shareholders the maximum value for their investment.

On behalf of
INTERNATIONAL TOWER HILL MINES LTD.

(signed) Jeffrey A. Pontius

Jeffrey A. Pontius,
President and Chief Executive Officer

Contact Information:

Quentin Mai, Vice-President - Corporate Communications

E-mail: qmai@internationaltowerhill.com

Phone: 1-888-770-7488 (toll free) or (604)683-6332 / Fax: (604) 408-7499

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this press release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the anticipated preparation and timing of an updated 43-101 resource estimate at Livengood, the potential for a significant expansion of the estimated Livengood resources, business and financing plans and business trends.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Company to obtain assay results in a timely manner due to laboratory workload, the Company’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, including those detailed above, and other risks identified in the Company’s most recent Management Discussion and Analysis and Form 20F annual report.  All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its US disclosure filings at www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.